UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-43222

CoinShares PLC

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

2 Hill Street

St. Helier, JE2 4UA

Jersey

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 14, 2026, CoinShares PLC (the “Company”) issued a press release announcing its financial results as of and for the six months ended June 30, 2026. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.1.

On September 14, 2026, the Company posted an investor presentation on the investor relations section of its website, which is located at https://investor.coinshares.com/. A copy of the investor presentation is attached to this Report on Form 6-K as Exhibit 99.2.

Exhibit 99.3 to this Report on Form 6-K contains the Unaudited Consolidated Interim Financial Statements as of and for the six months ended June 30, 2026 of the Company and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated September 14, 2026.
99.2	Investor Presentation, dated September 14, 2026.
99.3	CoinShares PLC’s Unaudited Consolidated Interim Financial Statements as of and for the six months ended June 30, 2026 and related Management’s Discussion and Analysis of Financial Condition and Results of Operations.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2026	COINSHARES PLC

	By:	/s/ Jean-Marie Mognetti
Jean-Marie Mognetti
Chief Executive Officer

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